

April 4, 2013

Via E-Mail
Mr. John Granato
Chief Financial Officer
The Andersons, Inc.
480 W. Dussel Dr.
Maumee, OH 43537

> **Re: The Andersons, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-20557**

Dear Mr. Granato:

We have reviewed your response letter dated April 3, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Notes to the Consolidated Financial Statements
Note 4. Derivatives, page 54

1. We note from your response to our prior comment number one that you intend to present a new table representing the gross commodity derivative assets and gross commodity derivative liabilities at the end of each period presented in the financial statements. It is still unclear why the amounts in the new table do not agree to the amounts previously disclosed in the table at the top of page 56 which sets forth the fair value of commodity derivatives as of December 31, 2012 on a gross basis by contract type. Please provide us with a reconciliation of these amounts.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief